GENESISAI CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

GenesisAI Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "*General Corporation Law*"), does hereby certify as follows.

1.   The name of this corporation is GenesisAI Corporation and that this corporation was originally incorporated pursuant to the General Corporation Law on July 3, 2018 under the name GenesisAI Corporation.

2.   The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3.   Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 29th day of September, 2021.

By:_____/s/ Archil Cheishvili_____
       Archil Cheishvili, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:15 PM 09/29/2021
FILED 12:15 PM 09/29/2021
SR 20213375479 - File Number 6961374

Exhibit A

GENESISAI CORPORATION

RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

The name of the corporation is GenesisAI Corporation (the "*Corporation*").

ARTICLE II

The registered agent and the address of the registered office in the State of Delaware are:

Vcorp Services, LLC
1013 Centre Road, Suite 403-B
Wilmington, Delaware 19805
County of New Castle

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the "*DGCL*").

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is 277,000,000, consisting of (a) 227,000,000 shares of Common Stock, $0.0001 par value per share ("*Common Stock*"), of which, (i) 195,000,000 shares shall be designated "*Class A Common Stock*," $0.0001 par value per share, and (ii) 32,000,000 shares shall be designated as "*Class B Common Stock*," $0.0001 par value per share and (b) 50,000,000 shares of Preferred Stock, $0.0001 par value per share ("*Preferred Stock*").

Effective immediately upon the filing of this Restated Certificate of Incorporation, in accordance with Section 2.2 of this Article IV, all shares of the Common Stock that are outstanding on the date of the filing of this Restated Certificate of Incorporation shall automatically become and be converted into shares of Class A Common Stock of the Corporation. In addition, also effective immediately upon the filing of this Restated Certificate of Incorporation, each outstanding share of the Corporation's Common A Common Stock as converted in accordance with Section 2.2 of this Article IV and the immediately preceding sentence, shall be automatically split into ten (10) shares of the Corporation's Class A Common Stock (the "*Forward Split*"), without any further action on the part of the holder thereof. All share amounts, per share amounts, conversion rates and other provisions set forth in this Restated Certificate of Incorporation which would be affected by the Forward Split, if any, have been appropriately adjusted to reflect the Forward Split.

The following is a statement of the designations and the rights, powers and preferences, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   **Definitions.** As used in this Article IV, the following terms have the meanings set forth below.

1.1   *"Class B Common Stock Automatic Conversion Event"* shall mean an event wherein one or more shares of Class B Common Stock automatically convert into one or more shares of Class A Common Stock pursuant to Section 4.2 of this Article IV.

1.2   *"Immediate Family"* means as to any natural person, such person's spouse or Spousal Equivalent, the lineal descendant or antecedent, brother, sister, nephew or niece, of such person or such person's spouse or Spousal Equivalent, or the spouse or Spousal Equivalent of any lineal descendant or antecedent, brother, sister, nephew or niece of such person, or his or her spouse or Spousal Equivalent, whether or not any of the above are adopted.

1.3   *"Spousal Equivalent"* means any two natural persons if the relevant person and the related party are registered as "domestic partners" or the equivalent thereof under the laws of their state of residence or any other law having similar effect or provided the following circumstances are true: (a) irrespective of whether or not the relevant person and the Spousal Equivalent are the same sex, they are the sole spousal equivalent of the other for the last twelve (12) months, (b) they intend to remain so indefinitely, (c) neither are married to anyone else, (d) both are at least eighteen (18) years of age and mentally competent to consent to contract, (e) they are not related by blood to a degree of closeness that which would prohibit legal marriage in the state in which they legally reside, (f) they are jointly responsible for each other's common welfare and financial obligations, and (g) they reside together in the same residence for the last twelve (12) months and intend to do so indefinitely.

1.4   *"Transfer"* of a share of Class B Common Stock (collectively, *"Transferred Stock"*) shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law. A Transfer shall also include, without limitation, a transfer of a share of Transferred Stock to a broker or other nominee (regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Transferred Stock by proxy or otherwise; *provided, however,* that the following shall not be considered a Transfer within the meaning of this Section 1.4 of Article IV:

1.4.1   the granting of a proxy to officers or directors of the Corporation at the request or approval of the Board of Directors of the Corporation (the *"Board"*) in connection with actions to be taken at an annual or special meeting of stockholders or by written consent of stockholders;

1.4.2 the transfer of one or more shares of Transferred Stock by (i) gift or pursuant to a domestic relations order from a holder of Transferred Stock to such holder's Immediate Family or (ii) to a trust or trusts for the exclusive benefit of such holder or his Immediate Family for no consideration;

1.4.3 the transfer of one or more shares of Transferred Stock effected pursuant to the holder's will or the laws of intestate succession;

1.4.4 as to any holder that is a trust established for the exclusive benefit of a prior holder of such shares of Transferred Stock or such prior holder's Immediate Family, the transfer of one or more shares of Transferred Stock to the prior holder or such prior holder's Immediate Family for no consideration;

1.4.5 the granting of a repurchase right to the Corporation pursuant to an agreement wherein the Corporation has the right or option to purchase or to repurchase shares of Transferred Stock; *provided, however,* that the Corporation's purchase or repurchase of such shares of Transferred Stock pursuant to the exercise of such right or option shall constitute a Transfer; or

1.4.6 upon the request of the transferor, any transfer approved by a majority of the disinterested members of the Board, even though the disinterested directors be less than a quorum, or if there are not any disinterested members on the Board, the entire Board.

1.5 "***Voting Control***" with respect to a share of Class B Common Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Class B Common Stock by proxy, voting agreement or otherwise.

2. **General; Treatment Outstanding Common Stock.**

2.1 General. Except as expressly provided in this Article IV, Class A Common Stock and Class B Common Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

2.2 Treatment of Outstanding Common Stock. All shares of the Company's common stock that are outstanding on the date of the filing of this Restated Certificate of Incorporation shall automatically become and be converted into shares of Class A Common Stock of the Corporation.

3. **Voting.**

3.1 Class A Common. Each holder of shares of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.2 Class B Common. Each holder of shares of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held as of the applicable date on any matter that is submitted to a vote or for the consent of the stockholders of the Corporation.

3.3   Class Voting. Except as otherwise provided herein or by applicable law, the holder of shares of Class A Common Stock and Class B Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the consent of the stockholders of the Corporation.

3.4   Increases or Decreases in Authorized Common Stock. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law and without a separate class vote of the holders of each class of the Common Stock.

4.   **Conversion Rights.**   The holders of the Class B Common Stock shall have conversion rights as follows:

4.1   Right to Convert. Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, and without the payment of additional consideration by the holder thereof, into one (1) fully paid and nonassessable share of Class A Common Stock.

4.2   Automatic Conversion. Each share of Class B Common Stock shall automatically, without any further action, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon a Transfer of such share; *provided*, *however*, that if a holder of Class B Common Stock Transfers any shares of Class B Common Stock to another holder of Class B Common Stock, then such Transfer will not constitute a Class B Common Stock Automatic Conversion Event.

4.3   Mechanics of Conversion.

4.3.1   Surrender of Certificates. Before any holder of Class B Common Stock shall be entitled to convert shares of Class B Common Stock into shares of Class A Common Stock, the holder shall either (1) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Common Stock or (2) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued; *provided*, *however*, that on the date of a Class B Common Stock Automatic Conversion Event, the outstanding shares of Class B Common Stock subject to such Class B Common Stock Automatic Conversion Event shall be converted automatically without any further action by the holder of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided further*, *however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Class A Common Stock issuable upon such Class B Common Stock Automatic Conversion Event unless either the certificates evidencing such shares of Class B Common Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. Shares of Class B Common Stock that are converted into shares of Class A Common Stock as provided herein shall be cancelled and may not be reissued.

4.3.2 Conversion Date. In the event that a holder of Class B Common Stock elects to convert such shares pursuant to Section 4.1 of this Article IV above, the conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted. In the event of a Class B Common Stock Automatic Conversion Event, such conversion shall be deemed to have been made at the time that the Transfer of such shares occurred.

4.3.3 Status as Stockholder. On the date of a conversion pursuant to this Section 4 of this Article IV, all rights of the holder of the shares of Class B Common Stock shall cease and the holder or holders in whose name the certificate or certificates representing the shares of Class A Common Stock are to be issued shall be treated for all purposes as having become the record holder of such shares of Class A Common Stock, notwithstanding that the certificates representing such shares of Class B Common Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Class B Common Stock, or that the certificates evidencing such shares of Class B Common Stock shall not then be actually delivered to such holder.

4.3.4 Delivery of Stock Certificates. In the event of a conversion pursuant to this Section 4 of Article IV, the Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee of such holder, a certificate for the number of shares of Class A Common Stock to which such holder shall he entitled.

4.4 Administration. The Corporation may, from time to time, establish such policies and procedures relating to the conversion of Class B Common Stock to Class A Common Stock and the general administration of this dual class Common Stock structure, including the issuance of stock certificates with respect thereto, as it may deem necessary or advisable, and may request that holders of shares of Class B Common Stock furnish affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Class B Common Stock and to confirm that a conversion to Class A Common Stock has not occurred, *provided*, *however*, that such policies and procedures shall not inhibit the ability of a holder to convert such shares of Class B Common Stock to Class A Common Stock. A determination by the Secretary of the Corporation that a Transfer results in a conversion to Class A Common Stock shall be conclusive.

4.5 Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of the Class B Common Stock, such number of its shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of such Class B Common Stock; and if at any time the number of authorized but unissued shares of Class A Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of such Class B Common Stock, in addition to such other remedies as shall be available to the holder of such Class B Common Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Class A Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this certificate of incorporation.

4.6   Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Common Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of the Corporation.

4.7   Status of Converted Stock. In the event any shares of Class B Common Stock shall be converted pursuant to this Section 4 of Article IV, the shares of Class B Common Stock so converted shall be cancelled and shall not be issuable by the Corporation. This certificate of incorporation shall be appropriately amended to effect the corresponding reduction in the Corporation's authorized capital stock.

B.   PREFERRED STOCK

The Corporation shall have authority to issue the shares of Preferred Stock in one or more series with such rights, preferences and designations as determined by the Board of Directors of the Corporation. Authority is hereby expressly granted to the Board of Directors from time to time to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including, without limitation thereof, dividend rights, special voting rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Fully-paid stock of the Corporation shall not be liable to any further call or assessment.

ARTICLE V

In furtherance of and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

ARTICLE VI

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

7.1 Actions, Suits and Proceedings Other than by or in the Right of the Corporation. The Corporation shall indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that he or she is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) (all such persons being referred to hereafter as an "***Indemnitee***"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of l974), and amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

7.2. Actions or Suits by or in the Right of the Corporation. The Corporation shall indemnify any Indemnitee who was or is a party to or threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that Indemnitee is or was, or has agreed to become, a director or officer of the Corporation, or is or was serving, or has agreed to serve, at the request of the Corporation, as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred by or on behalf of Indemnitee in connection with such action, suit or proceeding and any appeal therefrom, if Indemnitee acted in good faith and in a manner which Indemnitee reasonably believed to be in, or not opposed to, the best interests of the Corporation, except that no indemnification shall be made under this Section 7.2 in respect of any claim, issue or matter as to which Indemnitee shall have been adjudged to be liable to the Corporation, unless, and only to the extent, that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of such liability but in view of all the circumstances of the case, Indemnitee is fairly and reasonably entitled to indemnity for such expenses (including attorneys' fees) which the Court of Chancery of Delaware or such other court shall deem proper.

7.3. Indemnification for Expenses of Successful Party. Notwithstanding any other provisions of this Article VII, to the extent that an Indemnitee has been successful, on the merits or otherwise, in defense of any action, suit or proceeding referred to in Sections 7.1 and 7.2

of this Article VII, or in defense of any claim, issue or matter therein, or on appeal from any such action, suit or proceeding, Indemnitee shall be indemnified against all expenses (including attorneys' fees) actually and reasonably incurred by or on behalf of Indemnitee in connection therewith.

7.4. <u>Notification and Defense of Claim.</u> As a condition precedent to an indemnitee's right to be indemnified, such indemnitee must notify the Corporation in writing as soon as practicable of any action, suit, proceeding or investigation involving such Indemnitee for which indemnity will or could be sought. With respect to any action, suit, proceeding or investigation of which the Corporation is so notified, the Corporation will be entitled to participate therein at its own expense and/or to assume the defense thereof at its own expense, with legal counsel reasonably acceptable to Indemnitee. After notice from the Corporation to Indemnitee of its election so to assume such defense, the Corporation shall not be liable to Indemnitee for any legal or other expenses subsequently incurred by indemnitee in connection with such action, suit, proceeding or investigation, other than as provided below in this Section 7.4. Indemnitee shall have the right to employ his or her own counsel in connection with such action, suit, proceeding or investigation, but the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense thereof shall be at the expense of Indemnitee unless

(i)   the employment of counsel by Indemnitee has been authorized by the Corporation,

(ii)   counsel to Indemnitee shall have reasonably concluded that there may be a conflict of interest or position on any significant issue between the Corporation and Indemnitee in the conduct of the defense of such action, suit, proceeding or investigation or (iii) the Corporation shall not in fact have employed counsel to assume the defense of such action, suit, proceeding or investigation, in each of which cases the fees and expenses of counsel for Indemnitee shall be at the expense of the Corporation, except as otherwise expressly provided by this Article VII. The Corporation shall not be entitled, without the consent of Indemnitee, to assume the defense of any claim brought by or in the right of the Corporation or as to which counsel for Indemnitee shall have reasonably made the conclusion provided for in clause (ii) above. The Corporation shall not be required to indemnify Indemnitee under this Article VII for any amounts paid in settlement of any action, suit, proceeding or investigation effected without its written consent. The Corporation shall not settle any action, suit, proceeding or investigation in any manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent. Neither the Corporation nor Indemnitee will unreasonably withhold or delay its consent to any proposed settlement.

7.5. <u>Advancement of Expenses.</u> Subject to the provisions of Section 7.6 of this Article VII, in the event of any threatened or pending action, suit, proceeding or investigation of which the Corporation receives notice under this Article VII, any expenses (including attorneys' fees) incurred by or on behalf of Indemnitee in defending an action, suit, proceeding or investigation or any appeal therefrom shall be paid by the Corporation in advance of the final disposition of such matter: provided, however, that the payment of such expenses incurred by or on behalf of Indemnitee in advance of the final disposition of such matter shall be made only upon receipt of an undertaking by or on behalf of indemnitee to repay all amounts so advanced in the event that it shall ultimately be determined that indemnitee is not entitled to be indemnified by the Corporation as authorized in this Article VII; and provided further that no such advancement of expenses shall be made under this Article VII if it is determined (in the manner described in Section 6) that (i) Indemnitee did not act in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Corporation, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe his or her conduct was unlawful. Such undertaking shall be accepted without reference to the financial ability of indemnitee to make such repayment.

       7.6.   <u>Procedure for Indemnification and Advancement of Expenses</u>. In order to obtain indemnification or advancement of expenses pursuant to Section 7.1, 7.2, 7.3 or 7.5 of this Article VII, an Indemnitee shall submit to the Corporation a written request. Any such advancement of expenses shall be made promptly, and in any event within 60 days after receipt by the Corporation of the written request of Indemnitee, unless (i) the Corporation has assumed the defense pursuant to Section 7.4 of this Article VII (and none of the circumstances described in Section 4 of this Article VII that would nonetheless entitle the Indemnitee to indemnification for the fees and expenses of separate counsel have occurred) or (ii) the Corporation determines within such 60-day period that Indemnitee did not meet the applicable standard of conduct set forth in Section 1, 2 or 5 of this Article VII, as the case may be. Any such indemnification, unless ordered by a court, shall be made with respect to requests under Section I or 2 only as authorized in the specific case upon a determination by the Corporation that the indemnification of indemnitee is proper because Indemnitee has met the applicable standard of conduct set forth in Section I or 2, as the case may be. Such determination shall be made in each instance (a) by a majority vote of the directors of the Corporation consisting of persons who are not at that time parties to the action, suit or proceeding in question ("disinterested directors"), whether or not a quorum, (b) by a committee of disinterested directors designated by majority vote of disinterested directors, whether or not a quorum, (c) if there are no disinterested directors, or if the disinterested directors so direct, by independent legal counsel (who may, to the extent permitted by law, be regular legal counsel to the Corporation) in a written opinion, or (d) by the stockholders of the Corporation.

       7.7.   <u>Remedies.</u> The right to indemnification or advancement of expenses as granted by this Article VII shall be enforceable by indemnitee in any court of competent jurisdiction. Neither the failure of the Corporation to have made a determination prior to the commencement of such action that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by the Corporation pursuant to Section 6 of this Article VII that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct. indemnitee's expenses (including attorneys' fees) reasonably incurred in connection with successfully establishing Indemnitee's right to indemnification or advancement of expenses, in whole or in part, in any such proceeding shall also be indemnified by the Corporation to the fullest extent permitted by applicable law. Notwithstanding the foregoing, in any suit brought by Indemnitee to enforce a right to indemnification or advancement of expenses hereunder it shall be a defense that the indemnitee has not met any applicable standard for indemnification set forth in the General Corporation Law of the State of Delaware.

       7.8.   <u>Limitations</u>. Notwithstanding anything to the contrary in this Article VII, except as set forth in Section 7 of this Article VII, the Corporation shall not indemnify, or advance expenses to, an Indemnitee pursuant to this Article VII in connection with a proceeding (or part thereof) initiated by such Indemnitee unless the initiation thereof was approved by the Board of Directors. Notwithstanding anything to the contrary in this Article VII, the Corporation shall not indemnify or advance expenses to an Indemnitee to the extent such indemnitee is reimbursed from the proceeds of insurance, and in the event the Corporation makes any indemnification or advancement payments to an Indemnitee and such Indemnitee is subsequently reimbursed from the proceeds of insurance, such Indemnitee shall promptly refund such indemnification or advancement payments to the Corporation to the extent of such insurance reimbursement.

7.9. <u>Subsequent Amendment</u>. No amendment, termination or repeal of this Article VII or of the relevant provisions of the General Corporation Law of the State of Delaware or any other applicable laws shall adversely affect or diminish in any way the rights of any indemnitee to indemnification or advancement of expenses under the provisions hereof with respect to any action, suit, proceeding or investigation arising out of or relating to any actions, transactions or facts occurring prior to the final adoption of such amendment, termination or repeal.

7.10. <u>Other Rights</u>. The indemnification and advancement of expenses provided by this Article VII shall not be deemed exclusive of any other rights to which an Indemnitee seeking indemnification or advancement of expenses may be entitled under any law (common or statutory), agreement or vote of stockholders or disinterested directors or otherwise, both as to action in indemnitee's official capacity and as to action in any other capacity while holding office for the Corporation, and shall continue as to an Indemnitee who has ceased to be a director or officer, and shall inure to the benefit of the estate, heirs, executors and administrators of Indemnitee. Nothing contained in this Article VII shall be deemed to prohibit, and the Corporation is specifically authorized to enter into, agreements with officers and directors providing indemnification and advancement rights and procedures different from those set forth in this Article VII. In addition, the Corporation may, to the extent authorized from time to time by its Board of Directors, grant indemnification and advancement rights to other employees or agents of the Corporation or other persons serving the Corporation and such rights may be equivalent to, or greater or less than, those set forth in this Article VII.

7.11. <u>Partial Indemnification</u>. If an indemnitee is entitled under any provision of this Article VII to indemnification by the Corporation for some or a portion of the expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement actually and reasonably incurred by or on behalf of indemnitee in connection with any action, suit, proceeding or investigation and any appeal therefrom but not, however, for the total amount thereof, the Corporation shall nevertheless indemnify Indemnitee for the portion of such expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) or amounts paid in settlement to which Indemnitee is entitled.

7.12. <u>Insurance.</u> The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan) against any expense, liability or loss incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the General Corporation Law of the State of Delaware.

       7.13.   Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer or employee of another corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise shall be reduced by an amount that such person may collect as indemnification from such other corporation, partnership, limited liability company, joint venture, trust, organization or other enterprise.

       7.14.   Savings Clause. If this Article VII or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each Indemnitee as to any expenses (including attorneys' fees), liabilities, losses, judgments, fines (including excise taxes and penalties arising under the Employee Retirement Income Security Act of 1974) and amounts paid in settlement in connection with any action, suit, proceeding or investigation, whether civil, criminal or administrative, including an action by or in the right of the Corporation, to the fullest extent permitted by any applicable portion of this Article VII that shall not have been invalidated and to the fullest extent permitted by applicable law.

       7.15   Definitions. Terms used herein and defined in Section 145(h) and Section 145(i) of the DGCL shall have the respective meanings assigned to such terms in such Section 145(h) and Section 145(i).

ARTICLE VIII

The Corporation elects not to be governed by the terms and provisions of Section 203 of the DGCL, as the same may be amended, superseded, or replaced by a successor section, statute, or provision. No amendment to this Certificate of Incorporation, directly or indirectly, by merger or consolidation or otherwise, having the effect of amending or repealing any of the provisions of this Article IX shall apply to or have any effect on any transaction with an interested stockholder occurring prior to such amendment or repeal.

*   *   *   *   *   *   *   *

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:43 PM 09/29/2021
FILED 01:43 PM 09/29/2021
SR 20213377185 - File Number 6961374

CERTIFICATE OF DESIGNATIONS OF

SERIES A PREFERRED STOCK

OF

GENESISAI CORPORATION,

A DELAWARE CORPORATION

The undersigned, Archil Cheishvili, President and Chief Executive Officer of GenesisAI Corporation, a Delaware corporation (the "Company"), pursuant to Section 151(g) of the General Corporation Law of the State of Delaware (the "DGCL") and Article IV(B) of the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") does hereby certify that the Board of Directors of the Company (the "Board") has duly adopted the resolutions set forth in this Certificate of Designations of Series A Preferred Stock (this "Certificate of Designations") concerning the designations, rights, preferences, powers, restrictions, and limitations of its Series A Preferred Stock as follows:

FIRST: The name of the Company is GenesisAI Corporation.

SECOND: By unanimous written consent of the Board dated September 29, 2021 the following resolutions were duly adopted:

WHEREAS, the Certificate of Incorporation provides for a class of its authorized stock known as Preferred Stock, consisting of 50,000,000 (fifty million) shares, $0.0001 par value per share, issuable from time to time in one or more series (the "Preferred Stock");

WHEREAS, the Board of Directors is authorized, subject to limitations prescribed by law and by the provision of the Article IV(B) of the Certificate of Incorporation to establish and fix the number of shares to be included in any series of Preferred Stock and the designations, rights, preferences, powers, restrictions and limitations of the share of such series;

WHEREAS, it is the desire of the Board, pursuant to its authority as aforesaid, to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, rights, preferences and limitations of the shares of such new series;

NOW, THEREFORE, BE IT RESOLVED, that pursuant to Article IV(B) of the Certificate of Incorporation there is hereby established five new series of Preferred Stock of the Company designated as Series A-1 Preferred Stock ("Series A-1 Preferred Stock"), Series A-2 Preferred Stock ("Series A-2 Preferred Stock"), Series A-3 Preferred Stock ("Series A-3 Preferred Stock"), Series A-4 Preferred Stock ("Series A-4 Preferred Stock"), Series A-5 Preferred Stock ("Series A-5 Preferred Stock"), and Series A-6 Preferred Stock ("Series A-6 Preferred Stock", and together with "Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, and Series A-5 Preferred Stock, the "Series A Preferred Stock") to have the designations, rights, preferences, powers, restrictions and limitations set forth in a supplement of Article IV(B) as follows:

1. CERTAIN DEFINITIONS

   Capitalized terms used but not otherwise defined herein shall have the meanings set forth in this Section 1.

a. "Acquisition" means the closing of: (i) the sale of all or substantially all of the Company's assets; (ii) the sale or exchange of the Capital Stock by the stockholders of the Company in one transaction or series of related transactions where more than fifty percent (50%) of the outstanding voting power of the Company is acquired by a person or entity or group of related persons or entities or (iii) a reorganization, consolidation, merger or similar transaction or series of related transactions (each, a "Combination Transaction") in which the Company is a constituent corporation or is a party if, as a result of such Combination Transaction, the voting securities of the Company that are outstanding immediately prior to the consummation of such Combination Transaction do not represent, or are not converted into, securities of the surviving corporation of such Combination Transaction that, immediately after the consummation of such Combination Transaction, together possess at least a majority of the total voting power of all securities of such surviving corporation that are outstanding immediately after the consummation of such Combination Transaction.

b. "Bankruptcy Event" means any action by the Company to (i) apply for or consent to the appointment of, or the taking of possession by, a receiver, custodian, trustee or liquidator of itself or of all or a substantial part of its property or assets, (ii) make a general assignment for the benefit of its creditors, (iii) commence a voluntary case under the United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (iv) file a petition seeking to take advantage of any bankruptcy, insolvency, moratorium, reorganization or other similar law affecting the enforcement of creditors' rights generally, (v) acquiesce in writing to any petition filed against it in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic), (vi) issue a notice of bankruptcy or winding down of its operations or issue a press release regarding same, or (vii) take any action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing; and/or a proceeding or case shall be commenced in respect of the Company, without its application or consent, in any court of competent jurisdiction, seeking (x) the liquidation, reorganization, moratorium, dissolution, winding up, or composition or readjustment of its debts, (y) the appointment of a trustee, receiver, custodian, liquidator or the like of it or of all or any substantial part of its assets in connection with the liquidation or dissolution of the Company or (z) similar relief in respect of it under any law providing for the relief of debtors, and such proceeding or case described in clause (x), (y) or (z) shall continue undismissed, or unstayed and in effect, for a period of thirty (30) days or any order for relief shall be entered in an involuntary case under United States Bankruptcy Code (as now or hereafter in effect) or under the comparable laws of any jurisdiction (foreign or domestic) against the Company or action under the laws of any jurisdiction (foreign or domestic) analogous to any of the foregoing shall be taken with respect to the Company or any of its subsidiaries and shall continue undismissed, or unstayed and in effect for a period of sixty (60) days.

c. "Capital Stock" means all such classes of stock of the Company cumulatively being herein referred to as.

d. "Convertible Securities" means any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for any classes of stock of the Company, but excluding Options.

e. Deemed Liquidation Event. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class on an as-converted basis) (the "Requisite Holders") elect otherwise by written notice sent to the Company at least five (5) days prior to the effective date of any such event:

    i. a merger or consolidation in which (i) the Company is a constituent party or (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its Capital Stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of Capital Stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1(d), all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

    ii. the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or, if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Company, except where such sale, lease, transfer or other disposition is to the Company or one or more wholly owned subsidiaries of the Company.

f. "Initial Public Offering" means any other sale of shares of Common Stock to the public in a public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended (or a qualified offering statement under Regulation A of the Securities Act, as amended).

g. "Option" means rights, options or warrants to subscribe for, purchase or otherwise acquire Capital Stock or Convertible Securities.

h. The "Original Issue Price" means $2.00 per share for the Series A-1 Preferred Stock, $0.17 per share for the Series A-2 Preferred Stock, $0.17 per share for the Series A-3 Preferred

Stock, $0.09 per share for the Series A-4 Preferred Stock, $0.10 per share for the Series A-5 Preferred Stock, and $0.01 per share for the Series A-6 Preferred Stock.

    i.   "Original Issue Date" means the date on which the first share of a series of Series A Preferred Stock is issued.

2. GENERAL

Except as expressly provided in this Certificate of Designations, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock, Series A-5 Preferred Stock, and Series A-6 Preferred Stock shall have the same rights and preferences and rank equally, share ratably and be identical in all respects as to all matters.

3. DESIGNATION AND AMOUNT

Of the 50,000,000 (Fifty million) shares of the Company's authorized Preferred Stock, $0.0001 par value per share, Seven Hundred Four Thousand One Hundred and Seventy Nine (704,179) shares are designated as "Series A-1 Preferred Stock," Three Million Six Hundred Eighty Eight Thousand and Seven Hundred (3,688,700) shares are designated as "Series A-2 Preferred Stock," Six Hundred Fifty Eight Thousand Eight Hundred (658,800) shares are designated as "Series A-3 Preferred Stock," Two Hundred and Four Thousand Two Hundred and Eighty (204,280) shares are designated as "Series A-4 Preferred Stock," Three Hundred and Forty Thousand (340,000) shares are designated as "Series A-5 Preferred Stock," with the rights and preferences set forth below, and Eight Million (8,000,000) shares are designated as "Series A-6 Preferred Stock," with the rights and preferences set forth below.

4. RANK

The Series A Preferred Stock shall rank: (i) senior to all of the Class A Common Stock, par value $0.0001 per share, of the Company (the "Class A Common Stock") and the Class B Common Stock, par value $0.0001 per share, of the Company (collectively, the "Common Stock"), (ii) junior to any other class or series of Capital Stock of the Company which specifically provides that it will rank senior in preference or priority to the Series A Preferred Stock ("Senior Securities") and (ii) on parity with any class or series of share capital hereafter created, the terms of which class or series are not expressly subordinated or senior to the Series A Preferred Stock ("Parity Securities"), in each case as to distribution of any asset or property of the Company upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to as "Distributions").

5. LIQUIDATION, DISSOLUTION OR WINDING UP; CERTAIN MERGERS, CONSOLIDATIONS AND ASSET SALES.

    a.   <u>Payments to Holders of Series A Preferred Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or any Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of a series of Series A Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the Original Issue Price for such share of such series of Series A

Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of such series of Series A Preferred Stock been converted into Common Stock pursuant to Section 8 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, the funds and assets available for distribution to the stockholders of the Company shall be insufficient to pay the holders of a series of Series A Preferred Stock the full amount to which they are entitled under this Section 5(a), the holders of shares of such series of Series A Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of such series of Series A Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

b. <u>Payments to Holders of Common Stock</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Company, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 8(a), the remaining funds and assets available for distribution to the stockholders of the Company shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

c. <u>Deemed Liquidation Events</u>.

   i. <u>Allocation of Escrow</u>. In the event of a Deemed Liquidation Event pursuant to Section 1(d), if any portion of the consideration payable to the stockholders of the Company is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of Capital Stock of the Company pro rata based on the amount of such consideration otherwise payable to each stockholder.

   ii. <u>Amount Deemed Paid or Distributed</u>. The funds and assets deemed paid or distributed to the holders of Capital Stock of the Company upon any merger, consolidation, sale, transfer or other disposition that is a Deemed Liquidation Event shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

6. VOTING RIGHTS

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Certificate of Designations, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Company.

7. DIVIDENDS

The Series A Preferred Stock shall be entitled to receive any dividends or other distributions paid on any shares of Common Stock. Dividends or distributions, if any, may be paid in respect of the Series A Preferred Stock at the sole discretion of the Board.

8. CONVERSION

a. Conversion Price. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof or as described in Section 8(b), without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Class A Common Stock as is determined by dividing the Original Issue Price of such series of Series A Preferred Stock by the Conversion Price (as defined below) of such series of Series A Preferred Stock in effect at the time of conversion, rounded down to the nearest whole share such that no cash shall be payable for the purported conversion of any fractional shares. The "Conversion Price" shall initially be equal to the Original Issue Price of such series of Series A Preferred Stock. Such initial Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Class A Common Stock, shall be subject to adjustment as provided below.

b. Automatic Conversion; Mechanics of Automatic Conversion; Effect of Conversion.

(i) Upon (a) the closing of an Initial Public Offering, (b) the date that the Company or a successor to the Company (including, without limitation, by way of Acquisition of all or substantially all of the Company's assets, merger, or any other business combination) becomes an issuer with a class of securities registered under Section 12 or subject to Section 15(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act") and is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, (c) any Acquisition, or (d) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of a majority of a series of the Series A Preferred Stock (the "Requisite Holders") at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), then, at the Mandatory Conversion Time described in Sections 8(b)(i)(a), 8(b)(i)(b) or 8(b)(i)(c), all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the applicable Conversion Price ratio described in Section 8(a) as the same may be adjusted from time to time in accordance with any other subsection of Section 8, and at the Mandatory Conversion Time described in Section 8(b)(i)(d), all outstanding shares of such series of Series A Preferred Stock shall automatically be converted into shares of Class A Common Stock, at the applicable Conversion Price ratio described in Section 8(a) as the same may be adjusted from time to time in accordance with any other subsection of Section 8.

(ii) The shares of Class A Common Stock issuable upon conversion of the shares represented by the Series A Preferred Stock subject to conversion pursuant to a Mandatory Conversion Time event shall be deemed to be outstanding of record as of such Mandatory Conversion Time. The Company shall, as soon as practicable after the Mandatory Conversion Time, and without the need for any stockholder action, (a) issue and deliver to such holder of converted Series A Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion, in accordance with the provisions hereof, and (b) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

(iii) All shares of Series A Preferred Stock which shall have been converted as provided under this section 8(b) shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate upon conversion thereof, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

c. Voluntary Conversion; Mechanics of Voluntary Conversion; Effect of Conversion.

i. In order for a holder of Series A Preferred Stock to voluntarily convert shares into shares of Class A Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Company (or at the principal office of the Company if the Company serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a "Contingency Event"). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class A Common Stock to be issued. If required by the Company, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Company, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the "Conversion Time"), and the shares of Class A Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such Conversion Time. The Company shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Series A Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Class A Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Class A Common Stock, and (b) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

    ii. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided under this Section 8(c) shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate upon conversion thereof, except only the right of the holders thereof to receive shares of Class A Common Stock in exchange therefor. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Company may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

d. <u>Termination of Conversion Rights</u>. Subject to Section 8(c)(i) in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Series A Preferred Stock.

e. <u>No Further Adjustment</u>. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on such series of Series A Preferred Stock converted or surrendered for conversion or on the Class A Common Stock delivered upon conversion.

f. <u>Adjustment for Stock Splits and Combinations</u>. If the Company shall at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock effect a subdivision of the outstanding Class A Common Stock pursuant to a forward stock split or other similar transaction, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series of Series A Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Class A Common Stock outstanding. If the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Class A Common Stock pursuant to a reverse stock split or other similar transaction, the Conversion Price for such series of Series A Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Class A Common Stock issuable on conversion of each share of such series of Series A Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Class A Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

g. <u>Adjustment for Certain Dividends and Distributions</u>. In the event the Company at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Series A Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

i. the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

ii. the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 8(g) as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Series A Preferred Stock had been converted into Common Stock on the date of such event.

h. <u>Adjustments for Other Dividends and Distributions</u>. In the event the Company at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Company (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Series A Preferred Stock had been converted into Common Stock on the date of such event.

i. <u>Adjustment for Reclassification, Exchange and Substitution</u>. If at any time or from time to time after the Original Issue Date for a series of Series A Preferred Stock the Common Stock issuable upon the conversion of such series of Series A Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Company, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 8(f), 8(g), 8(h) or 8(j) or by Section 1(d) regarding a Deemed Liquidation Event), then in any such event each holder of such series of Series A Preferred Stock shall have the right thereafter to convert such Series A Preferred Stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which Series A Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

j. <u>Adjustment for Merger or Consolidation</u>. Subject to the provisions of Section 1(d), if there shall occur any consolidation or merger involving the Company in which the Common Stock (but not all series of the Series A Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 8(f), 8(g), 8(h) or 8(i) or by Section

9

1(d) regarding a Deemed Liquidation Even), then, following any such consolidation or merger, provision shall be made that each share of such series of Series A Preferred Stock that have not been converted into or exchanged for such securities, cash, or other property shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Company issuable upon conversion of one share of such series of Series A Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 8 with respect to the rights and interests thereafter of the holders of such series of Series A Preferred Stock, to the end that the provisions set forth in this Section 8 (including provisions with respect to changes in and other adjustments of the Conversion Price of such series of Series A Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Series A Preferred Stock.

k. <u>Certificate as to Adjustments</u>. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Series A Preferred Stock pursuant to this Section 8, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than fifteen (15) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of such series of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Series A Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Series A Preferred Stock.

9. PROTECTION PROVISIONS

So long as any shares of Series A Preferred Stock are outstanding, the Company shall not, without first obtaining the written consent of the Requisite Holders, alter or change the rights, preferences or privileges of the Series A Preferred Stock so as to affect adversely the holders of Series A Preferred Stock.

10. MISCELLANEOUS

a. <u>Status of Redeemed Stock.</u> In case any shares of Series A Preferred Stock shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of Common Stock and shall no longer be designated as Series A Preferred Stock.

b. <u>Waiver</u>. Notwithstanding any provision in this Certificate of Designations to the contrary, any provision contained herein and any right of the holders of a series of Series A Preferred Stock granted hereunder may be waived as to all shares of such series of Series A Preferred Stock (and the holders thereof) upon the unanimous written consent of the holders of such series of Series A Preferred Stock.

c. <u>Notices</u>. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner its set forth in this Section.

If to the Company:

GenesisAI Corporation
201 SE, 2nd Avenue,
Miami, FL 33131-2264

If to the holders of any series of Series A Preferred Stock, to the address listed in the Company's books and records.

RESOLVED, FURTHER, that the undersigned are authorized and directed to prepare and file this Certificate of Designations in accordance with the foregoing resolution and the provisions of Delaware law.

[Signature page follows]

IN WITNESS WHEREOF, the Company has caused this Certificate of Designations to be executed by its undersigned, its authorized officer, this 29th day of September, 2021.

   /s/ Archil Cheishvili

Name: Archil Cheishvili
Title: President, Chief Executive Officer